

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 6, 2013

Via E-mail
Mr. Jeff J. McCall
Chief Financial Officer
Standard Pacific Corp.
15360 Barranca Parkway
Irvine, CA 92618

> **Re:** **Standard Pacific Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Response Letter Dated July 12 2013**
> **File No. 1-10959**

Dear Mr. McCall:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Critical Accounting Policies, Income Taxes, page 34

1.	We reviewed the information you provided us regarding the reversal of your valuation allowance for the deferred tax asset in the fourth quarter of 2012. In order for investors to better understand the facts and circumstances related to the reversal, please revise future filings to provide a more comprehensive discussion and analysis of the specific factors and assumptions that led you to conclude, during the fourth quarter of 2012, that it was more likely than not your deferred tax asset would be realized in future periods. Your disclosures should address:

- Your basis for determining it is more likely than not that your deferred tax asset will be realized;

- Any uncertainties that may affect the ultimate realization of the deferred tax asset;

- Your intention to continue to evaluate the realizability of your deferred tax asset on a quarterly basis;

- The minimum amount of taxable income you will be required to generate to realize the deferred tax asset and the time period during which you will be required to generate it;

- The significant assumptions underlying your projections that demonstrate your ability to generate the minimum amount of taxable income required;

- A sensitivity analysis that addresses how potential changes in your significant assumptions would impact your ability to generate the minimum amount of taxable income required;

- The historical relationship between your pre-tax income and taxable income;

- Expirations of your Federal and state net operating loss carry-forwards by more discrete time periods.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief